

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>via facsimile and U.S. mail</u>
Mr. Phillip Ware
Chief Executive Officer
Coastal Caribbean Oils & Minerals, Ltd.
P.O. Box 609
Apalachicola, FL 32329

May 30, 2007

Re: **Coastal Caribbean Oils & Minerals, Ltd.**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        File No. 1-04668

Dear. Mr. Ware:

        We have completed our review of Coastal Caribbean Oils & Minerals' 2005 Form 10-K and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief